UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Jackson Holdings S.A. Note Purchase Agreement; Reduction of Maximum Payment Amount and Extension of Expiration Date of Tender Offers

On June 30, 2016, Intelsat S.A. issued a press release announcing that Intelsat S.A.’s indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), has entered into a purchase agreement with a number of institutional investors pursuant to which Intelsat Jackson agreed, subject to the satisfaction of customary conditions, to issue in a private placement $490 million aggregate principal amount of 9.50% senior secured notes (the “New Notes”) with a discount of 2.0%. Intelsat Jackson expects to use the net proceeds from the New Notes to fund its previously announced tender offers (the “Tender Offers”) to purchase its 6 5⁄8% Senior Notes due 2022, 5 1⁄2% Senior Notes due 2023 and 7 1⁄2% Senior Notes due 2021. The issuance of the New Notes will not be registered under the Securities Act of 1933, as amended, and the New Notes may not be resold absent registration or an applicable exemption from registration requirements.

The press release also announced that Intelsat Jackson decreased the maximum payment amount and extended the expiration date, early tender date and withdrawal deadline for the Tender Offers.

The information contained in this report shall be deemed to be incorporated by reference into the amended and restated Offer to Purchase, dated May 17, 2016 with respect to such tender offers.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release dated June 30, 2016 entitled “Intelsat Announces Entry into Note Purchase Agreement; Reduces Maximum Payment Amount and Extends Expiration Date of Tender Offer for Certain Notes of Intelsat Jackson Holdings S.A. to July 14, 2016”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2016	INTELSAT S.A.

	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

Exhibit No.	Document Description

99.1	Press Release dated June 30, 2016 entitled “Intelsat Announces Entry into Note Purchase Agreement; Reduces Maximum Payment Amount and Extends Expiration Date of Tender Offer for Certain Notes of Intelsat Jackson Holdings S.A. to July 14, 2016”